25 North Queen Street, Suite 602
P.O. Box 1594
Lancaster, PA 17608-1594
(717) 291-1031 Fax (717) 394-7726
www.stevenslee.com

Direct Dial:	(717) 399-6632
Email:	wrk@stevenslee.com
Direct Fax:	(610) 236-4176
January 23, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Penn Millers Holding Corporation Registration Statement on Form S-1
Ladies and Gentlemen:
     We are counsel to Penn Millers Holding Corporation (the “Company”), which intends to conduct an initial stock offering. After the offering, between 55% and 50.5% of the Company’s outstanding common stock will be owned by Penn Millers Mutual Holding Company, a Pennsylvania mutual corporation and between 45% and 49.5% will be owned by public shareholders and the Company’s employee stock ownership plan, which will be purchasing 10% of the shares sold in the public offering. On behalf of the Company, we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement of the Company on Form S-1.
     On January 22, 2009, in accordance with Rule 3a, the Company wired $1,152.00 to the Commission’s account at US Bank in St. Louis, Missouri in payment of the registration fee under Section 6(b) of the Securities Act, as determined in accordance with Rule 457(o).
     Please contact the undersigned at (717) 399-6632 or John D. Talbot at (610) 205-6028 if you have any questions or comments with respect to the registration statement of the Company.
Sincerely yours,
STEVENS & LEE
/s/ Wesley R. Kelso
Wesley R. Kelso
Enclosure

cc:	John D. Talbot Douglas A. Gaudet Michael O. Banks Michael Ernst, CPA David L. Harbaugh, Esq.
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